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FEB 29 2008

Washington, DC
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08027124

SECURITIES A[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Agincourt, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Chesney House, 96 Pitts Bay Road
(No. and Street)

Pemroke, HM 08 Bermuda
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Curchin Group, LLC
(Name – *if individual, state last, first, middle name*)

125 Half Mile Road	Red Bank	NJ	07701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas A. Love, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agincourt, Ltd., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

JOANNE IMBRIALE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES DECEMBER 4, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGINCOURT, LTD.

CONTENTS

CURCHIN

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Agincourt, Ltd.

We have audited the accompanying statement of financial condition of Agincourt, Ltd. (the "Company") as of December 31, 2007 and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agincourt, Ltd. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained on Page 8 in the Supplemental Schedule of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Curchin Group

THE CURCHIN GROUP, LLC

Red Bank, New Jersey
February 22, 2008

THE CURCHIN GROUP LLC
ASSURANCE SERVICES :: TAX :: FINANCIAL PLANNING :: BUSINESS ADVISORY
125 Half Mile Road, Red Bank, New Jersey 07701-6749 **(732) 747-0500** FAX (732) 747-7700 www.curchin.com

AGINCOURT, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	US	$ 62,557
Fees receivable		11,061
	US	$ 73,618

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	US	$ 5,393
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDERS' EQUITY:		
Class A Common Stock, US $1.00 par value, 12,000 shares authorized, issued and outstanding		12,000
Class B Common Stock, no par value, 228,000 shares authorized, issued and outstanding		50,000
Additional paid-in capital		216,334
Accumulated deficit		(210,109)
		68,225
	US	$ 73,618

See accompanying notes to financial statements.

AGINCOURT, LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

REVENUE	US	$73,717
EXPENSES:		
Professional fees		13,890
Regulatory fees		5,587
Commissions		2,901
Travel		885
Other operating expenses		822
		24,085
Income before income taxes		49,632
Bermuda company tax		3,635
NET INCOME	US	$45,997

See accompanying notes to financial statements.

AGINCOURT, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	US	$ 45,997
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Fees receivable		(11,061)
Prepaid expenses		1,945
Accounts payable		4,793
Net cash flows from operating activities		41,674
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid-in capital		14,000
NET CHANGE IN CASH		55,674
CASH, BEGINNING OF YEAR		6,883
CASH, END OF YEAR	US	$ 62,557

See accompanying notes to financial statements.

AGINCOURT, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

		Common Stock		Paid-In Capital		Accumulated Deficit
BALANCE, DECEMBER 31, 2006	US	$ 62,000	US	$ 202,334	US	$ (256,106)
Additional paid-in capital		-		14,000		-
Net income for the year ended December 31, 2007		-		-		45,997
BALANCE, DECEMBER 31, 2007	US	$ 62,000	US	$ 216,334	US	$ (210,109)

See accompanying notes to financial statements.

NOTE 1 - NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of the Business – Agincourt, Ltd. (the "Company") is registered as a "securities broker or dealer" as defined in subsection (ii) of the Rule 15c3-1(a) under the Securities Exchange Act of 1934. The Company was incorporated in April 1994 under the laws of the Islands of Bermuda as a Bermuda exempted Company. The Company received its approval for membership in the National Association of Securities Dealers, Inc. ("NASD") in October, 1994, and began business in October, 1994. The Company is a Managing Broker-Dealer for Investors Guaranty Fund, Ltd. ("IGF"), seeking to identify candidate purchasers of Adjustable Rate Guaranteed Investment Agreements™ ("Adjustable Rate GIAs™") issued by IGF and to introduce those candidates to IGF. Although the Company has not recorded any securities-related revenue as of December 31, 2007, the Company has been engaged in securities related activities for which its registration with the NASD is required.

Cash – Cash consists of a non-interest bearing checking account.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS AND CONTINGENCIES:

The Company has established commission agreements with various sales finders on a contingency basis, such that payments will only be made upon completion of sales created by a sales finder.

Financial Instruments with Off-Balance-Sheet Risk – The Company is involved in activities related to securities transactions with commercial banks and other brokers and dealers. These activities may expose the Company to certain off-balance sheet and credit risks in the event a counterparty is unable to fulfill its contractual obligations.

In accordance with industry practice, brokers are not required to deliver cash or securities to the Company's clearing agent until settlement date, which is generally three business days after trade date. The Company is exposed to risk of loss should any counter-party to a securities transaction fail to fulfill its contractual obligations, and the Company is required to buy or sell securities at prevailing market prices.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had qualifying net capital of US $52,625 which was US $47,625 more than its required net capital of US $5,000. The Company's ratio of aggregate indebtedness to net capital was 9.43%.

NOTE 4 - INCOME TAXES:

The Company is incorporated in the Islands of Bermuda, which does not have an income tax, however, it does have an exempt company tax, which is based on the Company's capital.

NOTE 5 - RELATED PARTY TRANSACTIONS:

The majority shareholder contributed $14,000 in additional paid-in capital during the year ended December 31, 2007.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK:

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company maintains cash with a financial institution in Bermuda.

NOTE 7 - RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL AND BROKER - DEALER'S CORRESPONDING UNAUDITED PART IIA:

For the year ended December 31, 2007 there was no difference between the audited computation of net capital and the Company's corresponding unaudited Part IIA.

AGINCOURT, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

NET CAPITAL:		
Total stockholders' equity qualified for net capital	US	$ 68,225
Deductions and/or changes:		
Non-allowable assets		(11,061)
Other		-
		57,164
Net capital before haircuts on:		
Securities positions		-
Security haircuts		-
NET CAPITAL	US	$ 57,164
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required at 6 2/3 percent of aggregate indebtedness	US	$ 360
Minimum net capital requirement per Rule 15c3-1(a)(2)(vi)	US	$ 5,000
Net capital requirement (greater of the two above)	US	$ 5,000
Excess net capital	US	$ 52,164
Excess net capital at 1000%	US	$ 56,625
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable	US	$ 5,393
Total aggregate indebtedness	US	$ 5,393
Ratio: Aggregate indebtedness to net capital		9.43%

CURCHIN

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors
Agincourt, Ltd.
Hamilton, Bermuda

In planning and performing our audit of the financial statements of Agincourt Ltd. (the " Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the Untied States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Agincourt, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

THE CURCHIN GROUP LLC
ASSURANCE SERVICES :: TAX :: FINANCIAL PLANNING :: BUSINESS ADVISORY
125 Half Mile Road, Red Bank, New Jersey 07701-6749 **(732) 747-0500** FAX (732) 747-7700 www.curchin.com

Because of inherent limitations in any internal control or the practices and policies referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employee, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal controls that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. We did not identify any deficiencies in internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of the shareholders, the Commission and other regulatory agencies which rely on Rule 17a-5(g) under Securities and Exchange Act of 1934 and should not be used for any other purpose.

The Curchin Group

THE CURCHIN GROUP, LLC

Red Bank, New Jersey
February 22, 2008

CURCHIN

DAVID L. FERULLO, CPA
ROBERT C. FOURATT, CPA
PETER PFISTER, CPA
CAROLYN GIUNCO KVALO, CPA
LYNN A. CONOVER, CPA
DOUGLAS P. STIVES, CPA
ROSE P. BURNS, CPA
ROY H. KVALO, CPA
JOSEPH L. MARINO, CPA
KIMBERLY C. MELSKI, CPA

February 22, 2008

To Douglas Love
and Agincourt, Ltd.

In planning and performing our audit of the financial statements of Agincourt, Ltd. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered Agincourt, Ltd.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. The auditors did not identify any deficiencies that we consider to be a material weakness. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to error or fraud may occur and not be detected by such controls.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses.

This communication is intended solely for the information and use of management, Douglas Love, and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

The Curchin Group

THE CURCHIN GROUP, LLC

THE CURCHIN GROUP LLC

ASSURANCE SERVICES :: TAX :: FINANCIAL PLANNING :: BUSINESS ADVISORY

125 Half Mile Road, Red Bank, New Jersey 07701-6749 **(732) 747-0500** FAX (732) 747-7700 www.**curchin**.com

CURCHIN

DAVID L. FERULLO, CPA
ROBERT C. FOURATT, CPA
PETER PFISTER, CPA
CAROLYN GIUNCO KVALO, CPA
LYNN A. CONOVER, CPA
DOUGLAS P. STIVES, CPA
ROSE P. BURNS, CPA
ROY H. KVALO, CPA
JOSEPH L. MARINO, CPA
KIMBERLY C. MELSKI, CPA

February 22, 2008

To Douglas Love
and Agincourt, Ltd.

We have audited the financial statements of Agincourt, Ltd. for the year ended December 31, 2007, and have issued our report thereon dated February 22, 2008. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated January 16, 2008, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our meeting about planning matters on February 4, 2008.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Agincourt, Ltd. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2007. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

THE CURCHIN GROUP LLC
ASSURANCE SERVICES :: TAX :: FINANCIAL PLANNING :: BUSINESS ADVISORY
125 Half Mile Road, Red Bank, New Jersey 07701-6749 (732) 747-0500 FAX (732) 747-7700 www.curchin.com

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

> Management's evaluation for the allowance for doubtful accounts. Management's assumption used to determine the collectibility of receivables is based upon historic experience and evaluation of each party's ability to meet their obligations. We evaluated the key factors Management used in evaluating the allowance for doubtful accounts in determining that it is reasonable in relation to the financial statements taken as a whole.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

> The disclosure of Net Capital Requirements in Note 3 to the financial statements requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital as defined by the Securities and Exchange Commission Net Capital Rule.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 22, 2008.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of Douglas Love and Management of Agincourt, Ltd. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

The Curchin Group

THE CURCHIN GROUP, LLC

END